UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF no. 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF
DIRECTORS HELD ON SEPTEMBER 13, 2010

Date, time and place:  Held on September 13, 2010, at 3:00 p.m., by teleconference coordinated at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City and State of São Paulo.

Call:  Waived, in light of the presence of all of the Board of Directors’ members.

Attendance: All of the members of the Company’s Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda:  Discussion of the merger of Alícia Papéis S.A. into the Company, as previously analyzed and deliberated by the Company’s Board of Executive Officers and submitted to the Board of Directors, with (a) the examination, discussion and vote on the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company; and (b) the examination, discussion and vote on the Expert Assessment Report on the Net Worth of Alícia Papéis S.A.

Resolutions:  After discussion and analysis of the agenda’s matters, the following resolutions were passed, by the unanimous vote of the Board of Directors’ Members, without reservations or qualifications: having examined the terms of the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company and the Expert Assessment Report on the Net Worth of Alícia Papéis S.A., the Board of Directors’ members manifested themselves in favor of merging Alícia Papéis S.A. into the Company, and approved the submission of this transaction, together with the above-mentioned documents, for the examination and discussion of the Company’s shareholders at an Extraordinary Shareholders’ General Meeting.

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Closing:  There being nothing more to address, the meeting was closed upon transcription of these minutes, which were read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, September 13, 2010.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 15, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO

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